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                                                                   EXHIBIT 99.1

TO THE STOCKHOLDERS:

  Attached is the Imperial Credit Mortgage Holdings, Inc. Dividend Reinvestment and Stock Purchase Plan. This Plan provides the stockholders of Imperial Credit Mortgage Holdings, Inc. ("IMH") a simple and convenient method of investing cash dividends in additional shares of Common Stock of the Company at a market discount or to make additional cash investments in new shares each month. Carefully read the attached Prospectus for more information about the Dividend Reinvestment and Stock Purchase Plan.

  PARTICIPATION IS EASY AND FLEXIBLE. You can reinvest all or just a portion of your dividend income each quarter. And you can make additional cash investments in Imperial Credit Mortgage Holdings, Inc. Common Stock--from a minimum of $50 up to $10,000 each month (or more pursuant to the Company's consent)--whether or not you're currently reinvesting dividends. Either option is available once you enroll in the plan.

  DISCOUNTED PURCHASE PRICES ARE AVAILABLE ON REINVESTED DIVIDENDS. Common shares you purchase from Imperial Credit Mortgage Holdings, Inc. under this plan with reinvested dividends that are newly issued will be priced at a 3% discount. Common shares you purchase with additional cash investments (that do not exceed $10,000) and that are purchased directly from the Company will be priced at 100% of the average of the high and low sales prices of the Common Stock as reported on the American Stock Exchange for the three trading days immediately preceding the Investment Date (as described in the Plan).

  PURCHASES ARE FREE OF NORMAL TRADING COMMISSIONS AND FEES. As long as shares are issued by Imperial Credit Mortgage Holdings, Inc., there will be no brokerage commissions to pay. Currently, brokerage commissions apply to open market transactions.

  THE PLAN ADMINISTRATOR HANDLES ALL THE PAPER WORK SO RECORD-KEEPING IS EASY. Once you enroll, the Plan Administrator will send you regular account statements and provide free custodial services for all shares purchased under the plan, protecting you against loss, theft or destruction of stock certificates.

  ENROLLING IN THE PLAN IS SIMPLE. This Prospectus provides a detailed description of the Plan and all of your participation options. If you are presently enrolled in the existing Imperial Credit Mortgage Holdings, Inc. Dividend Reinvestment and Stock Purchase Plan, then you will continue to be enrolled in the Plan unless you notify the Company otherwise. After reviewing the Plan, just complete the attached Authorization Form and return it in the postage-paid envelope provided, or, if your stock is registered in the name of a nominee, contact your bank or broker for further information. Your participation can begin with IMH's next dividend payment, as long as we receive your written authorization by the next Record Date (which is typically on or about the last business day of each quarter).